(LOGO)NORTH AMERICAN MORTGAGE COMPANY
A DIME COMPANY

5100 West Lemon Street
Suite 109
Tampa, FL 33609
813-636-2902
Fax 813-636-2961

Management Assertion

As of and for the year ended December 31, 1999, North American Mortgage Company (the Company) has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, the Company had in effect a fidelity bond and errors and omissions policy in the following amounts as of and for the year ended December 31, 1999:

Fidelity Bond

$100,000,000 from January 1, 1999 to December 31, 1999

Errors and Omissions

$20,000,000 from January 1, 1999 to December 31, 1999

Raymond G. Romano
SVP/Director of Residential Credit


3/27/00
Date